Exhibit 3.2

CERTIFICATE OF DESIGNATION OF
SERIES B PREFERRED STOCK
OF
PROSPECT MEDICAL HOLDINGS, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

PROSPECT MEDICAL HOLDINGS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation and (ii) the provisions of Section 151 of said General Corporation Law, the Board of Directors duly adopted a resolution on July 18, 2007, which resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors does authorize for issuance Two Million (2,000,000) shares of Preferred Stock, par value $.01 per share, of the Corporation, to be designated “Series B Preferred Stock” of the presently authorized shares of Preferred Stock.  The voting powers, designations, preferences, and other rights of the Series B Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1.             Dividend Provisions.

(a)       The holders of shares of Series B Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, at a rate per share of 18% per annum of the Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) with any unpaid dividends accruing on a cumulative basis and compounding annually.  Dividends shall not be paid and the dividends on the Series B Preferred Stock shall terminate and cease to accrue in the event that the Series B Preferred Stock converts into shares of the corporation’s Common Stock.

(b)       No dividends (other than those payable solely in the Common Stock of the corporation) shall be paid on any shares of Common Stock of the corporation (or any junior series of preferred stock) during any fiscal year of the corporation until dividends on the Series B Preferred Stock shall have been paid or declared and set apart during that fiscal year and any prior years in which dividends accumulated but remain unpaid.  Following any such payment or declaration, the holders of any shares of Common Stock shall be entitled to receive dividends, payable out of funds legally available therefore, when, as and if declared by the Board of Directors.

2.             Liquidation Preference.

(a)  In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each share of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock (or any junior series of preferred stock) by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such shares of Series B Preferred Stock, plus accrued but unpaid dividends on such share.  If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a).  “Original Issue Price” shall mean $25.00 per share for each share of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b)  Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)  (i)              For purposes of this Section 2, a “Liquidation Event” shall include a transaction or series of related transactions that result in (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation’s assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), or (C) a liquidation, dissolution or winding up of this corporation.  The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least fifty-one percent (51%) of the outstanding Series B Preferred Stock.

(ii)             In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value.  Any securities shall be valued as follows:
(A)  Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1)   If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of at least fifty-one percent (51%) of the voting power of all then outstanding shares of Series B Preferred Stock.

(B)            The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of at least fifty-one percent (51%) of the voting power of all then outstanding shares of such Series B Preferred Stock.

(C)            The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event may be superceded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)          This corporation shall give each holder of record of Series B Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction.  The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes.  The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Series B Preferred Stock that represent at least fifty-one percent (51%) of the voting power of all then outstanding shares of such Series B Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3.             Redemption.  The shares of Series B Preferred Stock shall not be redeemable.

4.             Conversion.  The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert.  Each share of the Series B Preferred Stock shall be automatically convertible on the Stockholder Approval Date, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the “Conversion Rate” for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.  The initial Conversion Price per share for each share of Series B Preferred Stock shall be $5.00; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(c). Stockholder Approval Date means the date of approval of the conversion rights set forth herein by the holders of Common Stock of the corporation in accordance with applicable law and the rules and regulations of any securities exchange on which the Common Stock of the corporation is then listed.

(b) Mechanics of Conversion.  Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Series B Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued.  This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(c) Conversion Price Adjustments of Preferred Stock for Certain Splits and Combinations.  The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)                  In the event this corporation should at any time or from time to time after the date hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series B Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.
(ii)                 If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(d)   Other Distributions.  In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(c)(i), then, in each such case for the purpose of this subsection 4(d), the holders of the Series B Preferred Stock shall be entitled upon conversion thereof to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Series B Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(e)   Recapitalizations.  If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Series B Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(f)    No Impairment.  This corporation will not by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(g)   No Fractional Shares and Certificate as to Adjustments.

(i)            No fractional shares shall be issued upon the conversion of any share or shares of the Series B Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined.  Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.
(ii)           Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series B Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  This corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Series B Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Series B Preferred Stock.

(h)   Notices of Record Date.  In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Series B Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i)    Reservation of Stock Issuable Upon Conversion.  This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series B Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

(j)    Notices.  Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series B Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

(k)   Waiver of Adjustment to Conversion Price.  Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Series B Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of at least fifty-one percent (51%) of the outstanding shares of Series B Preferred Stock.  Any such waiver shall bind all future holders of shares of such of Series B Preferred Stock.

5.             Voting Rights.

(a)   General Voting Rights.  Except as required by law or as set forth herein, the holders of Series B Preferred Stock shall have no voting rights.

(b)   Voting for the Election of Directors.  As long as any shares of Series B Preferred Stock are outstanding, the holders of such shares of Series B Preferred Stock shall be entitled to elect two (2) directors of this corporation at any election of directors until the next election of directors.  One of the two designees must meet the requirements of “independent director” for all purposes under the rules and regulations of any securities exchange on which the Common Stock of the corporation is then listed and of the Securities Exchange Commission and obtain the approval of a majority of the remaining members of the board of directors of the corporation.

6.             Protective Provisions.  This corporation shall not (by amendment, merger, consolidation or otherwise and either directly or through a subsidiary) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least fifty-one percent (51%) of the then outstanding shares of Series B Preferred Stock:

(a)   consummate a Liquidation Event or otherwise initiate a voluntary liquidation dissolution, receivership, bankruptcy or other insolvency proceeding involving the corporation or any subsidiary;

(b)   alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock;

(c)   increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

(d)   authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, the Series B Preferred Stock with respect to dividends, liquidation or redemption;

(e)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock (or any junior series of preferred stock); provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(f)    authorize the payment of dividends to holders of Common Stock or any junior series of preferred stock;

(g)   amend this corporation’s Certificate of Incorporation or Bylaws; or

(h)   change the authorized number of directors of this corporation;

(i)    engage in any sales or other dispositions of assets, properties or rights of the corporation or any subsidiary that is of a value greater than $1,000,000 in the aggregate, in any given year;

(j)    engage in capital expenditures, or the acquisition of any assets, properties or rights or the making of any investments in any other persons by the corporation, other than investments in wholly-owned subsidiaries, if such acquisition or investment requires payment by the corporation or any subsidiary in excess of $1,000,000 in the aggregate, in any given year;

(k)   incur indebtedness for borrowed money, guarantees thereof, or pledges of assets in connection therewith which would result in the corporation and its subsidiaries’ having outstanding indebtedness in excess of all amounts as may be owing, from time to time, under the Loan Documents (as defined in the First Lien Credit Agreement between this corporation and Prospect Medical Group, Inc., as borrowers, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto and the Second Lien Credit Agreement, between this corporation and Prospect Medical Group, Inc., as borrowers, Bank of America, N.A., as Administrative Agent, and the other lenders party thereto), plus such indebtedness as may be permitted to be incurred by this corporation (and/or any subsidiary thereof) pursuant to the Loan Documents without the further consent of the applicable Administrative Agent and lenders party thereto;

(l)    change the strategic direction or lines of business of the corporation;

(m)  enter into any transaction with any affiliate of the corporation, other than transactions that are on terms no less favorable to the corporation or its subsidiaries than if the corporation or such subsidiary were to have entered into such a contract or transaction with a person independent from the corporation or such subsidiary; or

(n)   enter into any agreement or commitment or otherwise become bound or obligated to do or perform any of the foregoing actions.

7.             Status of Converted Stock.  Any shares of Series B Preferred Stock which shall at any time have been converted shall resume the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.

IN WITNESS WHEREOF, PROSPECT MEDICAL HOLDINGS, INC., has caused this Certificate to be signed by Jacob Y. Terner, M.D., its Chief Executive Officer, this 8th day of August, 2007.

PROSPECT MEDICAL HOLDINGS, INC.

By:	/s/ Jacob Y. Terner, M.D.
Jacob Y. Terner, M.D.
Chief Executive Officer